

May 3, 2011

W. C. Weldon
Chairman, Board of Directors,
and Chief Executive Officer
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

> **Re:** **Johnson & Johnson**
> **Form 10-K for the Fiscal Year Ended January 2, 2011**
> **Filed February 24, 2011**
> **File No. 001-03215**

Dear Mr. Weldon:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Exhibit 13
Management's Discussion and Analysis of Results of Operations and Financial Condition
Analysis of Sales by Business Segment

Analysis of Consolidated Earnings Before Provision for Taxes on Income, page 33

1. In order to help us evaluate your disclosure about your research and development activities, please provide us the following information:

   - A description of the research and development process for each of your segments;
   - For those projects that require an FDA approval, quantify the number of projects that were in preclinical phase, Phase I, Phase II, and Phase III of the clinical development and those for which a NDA was filed as of December 31, 2010;

- For each segment requiring FDA approval, the breakout of research and development expense incurred during 2010, if practicable, by development phase (i.e. preclinical, phase I, phase II phase III) and by therapeutic class; and
- For each of your late phase development projects (i.e. Phase III projects) please provide the following:
    - A description of the nature and its indication;
    - Indicate the month and the year that it entered that phase;
    - Identify the significant patents associated with the project and their expiration date;
    - The significant developments of the project during the period such as significant milestones, filing for regulatory approval, approval and other responses from regulatory agencies; suspension or termination and the reasons therefore; and
    - Your estimate of the next future milestone such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency is it can be reliably determined.

Research and Development Expense, page 34

2. You state that research and development expenditures relate to technical support of products and compliance with governmental regulations for the protection of consumers and patients. Please tell us how these activities meet the definition of research and development per ASC 730-10-20.

Income Taxes, page 38

3. You state "At January 2, 2011 and January 3, 2010, the cumulative amounts of undistributed international earnings were approximately $37.0 billion and $32.2 billion, respectively." Please revise to disclose the amount of cash and investments that are currently held by your foreign subsidiaries that are considered reinvested indefinitely and its expected effect on your liquidity and capital resources. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Notes To Consolidated Financial Statements
8. Income Taxes, page 52

4. Please provide the disclosures required under ASC 740-30-50-2c.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, (202) 551-3658 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant